Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

March 19, 2018

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bendon Group Holdings Limited

Amendment No. 1 to

Draft Registration Statement on Form F-4

Submitted October 31, 2017

CIK No. 0001707919

Dear Mr. Reynolds:

On behalf of Bendon Group Holdings Limited (“Company”), we respond as follows to the Staff’s comment letter, dated November 14, 2017, relating to the above-captioned draft Registration Statement on Form F-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in the initial public filing of Registration Statement, a copy of which has been marked with the changes from first amendment to the draft Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Background of the Transactions, page 62

1.	We note your response to comment 5. Additionally we note that on September 27, 2016 Naked's president spoke to Jeffrey Auerbach, of Worldwide Holdings LLC, regarding a potential business combination with an unnamed company and on October 1, 2016 Naked executed a confidentiality agreement with Bendon. Please disclose the material discussions or negotiations that took place between September 27 and October 1, 2016 that led to the execution of the confidentiality agreement. Please also describe all material offers and counteroffers relating to the exchange ratio or pricing terms in the merger. For example, disclose the exchange ratio proposed in the November 7, 2016 initial letter of intent and describe the material negotiations, if any, that resulted in the final exchange ratio of one Holdco share for each Naked share.

Securities and Exchange Commission

March 19, 2018

We wish to advise the Staff that no material discussions or negotiations took place between September 27, 2016 and October 1, 2016. Rather, the confidentiality agreement was entered into in advance of entering into any such discussions or negotiations. With respect to other matters referenced in the comment above, we have revised the disclosure on pages 65 to 69 of the Registration Statement, as requested.

2.	We note your response to comment 8. Please include your response to the comment as disclosure in the filing.

We have revised the disclosure on page 67 of the Registration Statement, as requested.

Beneficial Ownership of Securities, page 163

3.	We note that you have removed the shares David Hochman beneficially owns through a trust from the beneficial ownership table. Please revise to include the shares Mr. Hochman beneficially owns or advise.

We have revised the disclosure on page 176 of the Registration Statement, as requested.

* * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Justin Davis-Rice